FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated January 20, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2010	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

January 20, 2010	TSXV: BZO

Brazauro Amends and Clarifies Tocantinzinho Royalty

Houston, Texas - Brazauro Resources Corporation (the Company) has signed an agreement (the “Amending Agreement”) with the holders of a net smelter return royalty on Brazauro’s Tocantinzinho Project which amends and clarifies the original agreement signed in 2003. Under the Amending Agreement the parties have agreed that Brazauro can buy down the royalty from 3.5% to 1.5% in two increments of 1% each. The first payment of $2,000,000 will be triggered by certain events including the exercise, if at all, by Eldorado Gold Corporation under its Option/Joint Venture agreement with the Company to acquire 60% of the Tocantinzinho project or failing such exercise by completion of project financing, the making of a production decision or other specified events. The second payment of $3,500,000 will be triggered by the making of a construction decision to proceed with the development of the Tocantinzinho Project.

The amended royalty will cover all the ground referred to in the original agreement signed with the royalty holders in 2003 which encompasses the entire Tocantinzinho mineralized deposit.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Mark E. Jones, III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company's reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company's plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.